Texas New York Washington, DC Connecticut Seattle Dubai London	Justin M. Long Partner +1.512.494.3614 Office +1.512.479.3914 Fax Justin.Long@bgllp.com Bracewell & Giuliani LLP 111 Congress Avenue Suite 2300 Austin, Texas 78701-4061

May 29, 2015

By Hand and EDGAR

Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:                            Veritex Holdings, Inc.

Registration Statement on Form S-4

Filed May 6, 2015

File No. 333-203927

Dear Mr. Clampitt:

Our client, Veritex Holdings, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 27, 2015 (the “Comment Letter”).  We enclose for filing with the Commission Amendment No. 1 to the above-referenced Registration Statement on Form S-4 of the Company (“Revised Registration Statement”), together with exhibits thereto.  On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the above referenced Registration Statement on Form S-4.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 81

1.                                      You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion. Please revise your disclosure accordingly or please file long-form tax opinions.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 81 of the Revised Registration Statement to clearly state that the discussion in the tax consequences section of the prospectus is the opinion of the named counsel and identify the opinion being rendered.

2.                                      Please revise the introductory paragraph and the first paragraph on page 85 to remove the qualifier that this disclosure is a “general discussion.” Also revise to confirm, if true, that you have disclosed all material U.S. federal tax consequences of the merger.

Response

In response to the Staff’s comment, the Company has amended its disclosure on page 85 of the Revised Registration Statement to remove the qualifier that this disclosure is a “general discussion” and to state that the tax discussion is a summary of the material U.S. federal income tax consequences of the merger. The Company has also made a corresponding revision on page 81.

3.                                      Refer to your disclosure in the penultimate paragraph on page 82. While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they “should” do so. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from this paragraph. Also make corresponding revisions to your disclosure elsewhere in the prospectus, as applicable.

Response

In response to the Staff’s comment, the Company has amended its disclosure in two places on page 82 of the Revised Registration Statement to eliminate the wording that investors “should” consult their own tax advisors with respect to tax consequences and has reworded the language to recommend that they do so.  The Company has also made corresponding revisions on pages 5, 9, 15, 25 and 83 and in three places on page 84.

4.                                      Refer to your disclosure at the top of page 83. Your tax disclosure should not assume the tax consequence in issue, i.e., “the following discussion assumes that the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” Please revise to state clearly that it is the opinion of counsels that the merger will constitute a reorganization, rather than assuming it qualifies as such. Also make corresponding revisions to your disclosure elsewhere in the prospectus, as applicable, including in the third Q&A on page 5.

Response

In response to the Staff’s comment, the Company has amended its disclosure on page 83 of the Revised Registration Statement to delete the assumption that the merger will constitute a reorganization and the Company has added a clear statement that it is the opinion of counsels that the merger will constitute a reorganization on page 81 of the Revised Registration Statement.  The Company has also made a corresponding revisions on pages 5 and 8 and 25.

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If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (512) 494-3614.  Thank you for your consideration.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Justin M. Long
Justin M. Long

JML/aly

Enclosure

cc:                                Noreen E. Skelly

Veritex Holdings, Inc.

William S. Anderson

Bracewell & Giuliani LLP